Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Announces Positive Gahcho Kue Independent
     Feasibility Study

     Shares Issued and Outstanding: 72,344,423
     TSX: MPV
     NYSE AMEX: MDM

     TORONTO AND NEW YORK, Sept. 14 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province", the "Company") (TSX: MPV, NYSE AMEX: MDM) today announced the receipt of the final draft of an independent feasibility study
(the "Study") on the Gahcho Kue diamond project located in Canada's Northwest
Territories. JDS Energy and Mining Inc. led and prepared the Study, which has been presented to the Gahcho Kue Joint Venture partners, Mountain Province
(49%) and De Beers Canada Inc. (51%).
     The Study is currently the subject of a detailed internal review by the
JV partners, which may take up to 90 days, and pursuant to such review is subject to revision and clarification. The final results may change from those presented in the Study. Pending the release of the final results, Mountain
Province today announced the following preliminary results:

     <<
     -   IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop Gahcho Kue;
     -   Base Case operating mine life of 11 years based on an average annual production of approximately 4.5 million carats;
     -   Initial Capital Cost range C$550M to C$650M (inclusive of
         contingencies, but subject to the owner's final review process and consideration of any necessary changes); and
     -   Cash Operating Cost range C$48 to C$60 per tonne (subject to the owner's final review process and consideration of any necessary changes or provision for appropriate contingencies).
     >>

     Commenting, Mountain Province CEO Patrick Evans said: "Mountain Province believes that the Study delivers an economically viable, technically credible and environmentally sound, development plan for the Gahcho Kue project. Our focus now shifts to completion of the Gahcho Kue environmental impact assessment, which will be filed with the Mackenzie Valley Environmental Review
Board prior to the end of the year."

     Qualified Person

     The Study was prepared by an integrated engineering team led by JDS
Energy and Mining. Mr. Daniel Johnson, P. Eng has reviewed and approved the contents of this release.

     Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond project under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately
30.2 million tonnes grading at 1.67 carats per tonne (approximately 50.5 million carats) and an inferred resource of approximately 6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

     Forward-Looking Statement

     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Phone: (416) 670-5114, www.mountainprovince.com, E-mail:
info(at)mountainprovince.com/
     (MPV. MDM MDM)

CO:  Mountain Province Diamonds Inc.

CNW 08:00e 14-SEP-10